UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 22, 2019, the board of directors (the “Board”) of SSLJ.com Limited (the “Company”) appointed Yingxue Wang and Sheve Li Tay as new members of the Board, effective immediately. In addition, the Board has appointed Yingxue Wang, Sheve Li Tay and Zhiquan Chen as members of the audit committee of the Board, with Sheve Li Tay as chairman of the audit committee.

Ms. Sheve Li Tay, 46 years old, has over twenty-three years of experience in finance, accounting and corporate management. Ms. Tay serves on the board of directors of China 33 Media Group Ltd., a company listed on the GEM of Hong Kong Stock Exchange, and the board of directors of China Internet Nationwide Financial Services, Inc., a company listed on the Nasdaq Stock Exchange. Ms. Tay previously served as an independent director of Grand Concord International Holdings Ltd. Ms. Tay also served as the President of Finance and Capital Management at Centron Telecom International Holding Ltd., and as a senior manager at Ernst & Young (China). Ms. Tay is a member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Tay holds a bachelor’s degree from the University of Strathclyde and a master’s degree from the University of Western Sydney.

Ms. Yingxue Wang, age 54, has over 30 years of experience in finance, auditing and corporate management. Ms. Wang, a certified public accountant, has served as the senior project audit manager of Beijing Zhongmin Jiande accounting firm since 2008. From 2006 to 2008, Ms. Wang served as the presiding officer and director of the audit department of Beijing Zhongjinyang tax agent firm. From 1985 to 2005, Ms. Wang served as head of the accounting and finance department of the Quality Measurement and Research Institute of Liaoning Province. Ms. Wang holds a bachelor’s degree in economic management from Correspondence College of Renmin University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 26, 2019

SSLJ.COM LIMITED

By:	/s/ Xinyu Yang
Xinyu Yang
Chairman of the Board of Directors